Exhibit 21

Syntroleum International Corporation (a Delaware corporation)

Syntroleum Australia License Corporation (a Delaware corporation)

Syntroleum Australia Credit Corporation (a Delaware corporation)

Scout Development Corporation (a Missouri Corporation)

*	Dynamic Fuels, LLC ( a Delaware limited liability company)

*	Dynamic Fuels, LLC is 50% owned by Syntroleum Corporation and is not controlled or consolidated by Syntroleum Corporation.